Exhibit 12.1
DAVITA HEALTHCARE PARTNERS INC.
RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Three months ended
	March 31,	Year ended December 31,
	2017	2016	2015	2014	2013	2012
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$788,050	$1,488,895	$723,136	$1,309,673	$1,124,978	$1,001,304
Add:
Debt expense	104,429	414,382	408,380	410,294	429,943	288,554
Interest portion of rent expense	48,130	181,888	166,821	149,432	137,558	112,424
Less: Noncontrolling interests	(52,653)	(153,640)	(158,304)	(140,949)	(124,276)	(105,891)
	99,906	442,630	416,897	418,777	443,225	295,087
	$887,956	$1,931,525	$1,140,033	$1,728,450	$1,568,203	$1,296,391
Fixed charges:
Debt expense	104,429	414,382	408,380	410,294	429,943	288,554
Interest portion of rent expense	48,130	181,888	166,821	149,432	137,558	112,424
Capitalized interest	4,181	12,990	9,723	7,888	6,408	8,127
	$156,740	$609,260	$584,924	$567,614	$573,909	$409,105
Ratio of earnings to fixed charges	5.67	3.17	1.95	3.05	2.73	3.17